

DIVISION OF
CORPORATION FINANCE

June 8, 2009

Via Mail and Fax

M. David Kornblatt
Senior Vice President Finance, Chief Financial Officer and Treasurer
Triumph Group, Inc.
1550 Liberty Ridge Drive
Suite 100
Wayne, PA 19087

> **RE: Triumph Group, Inc.**
> **Form 10-K for the Year Ended March 31, 2008**
> **Form 8-K Furnished October 29, 2008**
> **File Number: 001-12235**

Dear Mr. Kornblatt:

We have reviewed your correspondence dated May 8, 2009, and have the
following comments. Unless otherwise indicated, we believe you should revise future
filings in response to our comments. If you disagree, we will consider your explanation
as to why a revision is not necessary. Please be as detailed as necessary in your
explanation. We also ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments. Please file your response to our comments via EDGAR, under the label
"corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended March 31, 2008

Notes to the Consolidated Financial Statements, page 49
Note 15. Goodwill and Other Intangible Assets, page 74

1. Refer to your response to prior comment number 2. Since you disclose that you
   intend for a reporting unit, which we interpret to mean all of the businesses within the
   reporting unit, to benefit from the synergies of goodwill attributed to it, it is not clear
   to us how you concluded that the businesses within the reporting unit that were sold
   or held for sale in fiscal 2008 did not benefit from the synergies of the goodwill
   attributed to the reporting unit. In this regard, we would expect that you considered
   the existence of all relationships between the businesses sold or held for sale with any
   of the other businesses in the same reporting unit, like, for example, common
   customers, transferred/shared processes or functions, cross services provided, and
   operational efficiencies realized, in arriving at your conclusion. If the businesses sold

or held for sale in 2008 were sufficiently divorced from the other businesses within the same reporting unit, the appropriateness of the reporting unit to which these businesses were assigned is not clear. Please explain to us the basis for your conclusion. In connection with this, we would expect you to consider the propriety of adjusting the balance of goodwill on a prospective basis for amounts that may be attributed to these businesses.

Form 8-K Furnished October 29, 2008

Exhibit 99.1

2. Refer to your responses to prior comment numbers 3 and 4. Your revised disclosure indicates that EBITDA is useful because it excludes certain expenses that can vary widely among companies. In this regard, it appears that you believe these eliminated expenses should be disregarded by investors primarily because their amounts differ between you and other companies. We cannot concur that investors should disregard your expenses for this reason. In addition, the reasoning for the usefulness of EBITDA to your investors must be substantive and specific to you and your circumstances, rather than general statements that your costs differ from others. For example, your disclosure should state specifically why you believe investors should disregard each of your eliminated items. Further, it remains unclear to us why material operating expenses for depreciation and amortization associated with assets that appear to be significant in the generation of your revenue would not be considered items directly resulting from core operations, as indicated in your response to comment number 4. Based on your proposed revised disclosure, we do not believe that you have sufficiently justified the use of EBITDA as a non-GAAP measure of performance and, therefore, we believe you should discontinue use of this measure in future Form 8-Ks.

You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief